FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

Name and Address of Reporting Person* Southworth Robert	2. Issuer Name and Ticker or Trading Symbol ELST					Relationship of Reporting Person to Issuer (Check all Applicable) X Director _______ 10% Owner Officer (give title below) _______ Other (specify below)
(Last) (First) (Middle) 8409 W. Grand Ronde Place	3. IRS Identification Number of Reporting Person at an entity (Voluntary)				4. Statement for (Month/Year) 02/2003
(Street) Richland WA 99352					5. If Amendment; Date of Original (Month/Year)	7. Individual or Joint/Group Filing (check applicable line) X Form Filed by One Reporting Person ____ Form Filed by more than One Reporting Person
(City) (State) (Zip)	Table 1 – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, If Any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at end of Month (Instr. 3 & 4)	6. Ownership Forum Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

*If the form is filed by more that one Reporting Person see Instruction 4(b)(v).

FORM 4
(Continued)

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execution Date, If Any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V
								Date Exercisable	Expiration Date	Title	Amount of Number of Shares
						(A)	(D)
OPTIONS Right to buy		02/10/03		E			25,000	2/11/00	2/10/03	Common	25,000	$2.81
OPTIONS Right to buy													50,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ ROBERT SOUTHWORTH February 11, 2003
__________________________________ _______

** Signature of Reporting Person Date